BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
333 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606

Sarah M. Bernstein
(312) 984-3226	Telephone (312) 984-3100
Voice Mail Ext. 4226	Facsimile (312) 984-3220
sarah.bernstein@bfkpn.com

June 20, 2006

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3628
Washington, D.C. 20549
Attention:  Jennifer Hardy, Legal Branch Chief

RE:	Badger State Ethanol, LLC Schedule 13E-3 Filed March 28, 2006 File No. 005-81699 Preliminary Proxy Statement on Schedule 14A Filed March 28, 2006 File No. 333-50568

Ladies and Gentlemen:

        On behalf of Badger State Ethanol, LLC (the "Company"), enclosed please find proposed changes to the amended Preliminary Proxy Statement on Schedule 14A. These changes have not yet been filed as a revised Schedule 14A, but are being provided to you prior to such filing in order to expedite your review. The enclosed set forth the responses to the comments of the Staff contained in a letter, dated June 14, 2006, relating to the above-referenced filings.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the amended Preliminary Proxy Statement included with this letter.

Preliminary Proxy Statement on Schedule 14A

Cover Page

  1.
  Please reduce and streamline the information on your cover to one page. In this regard, we note that information regarding the advantages of deregistration is better suited for other parts of the proxy statement.

  1.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the Cover Page of the Preliminary Proxy Statement.

Introduction and Overview of the Rule 13e-3 Transaction, page 1

  2.
  We note the disclosure in the last sentence of this section. Please clarify that the reporting obligations were created by the federal securities laws.

  2.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 2 of the Preliminary Proxy Statement.

Badger State's Reasons for the Rule 13e-3 Transaction, page 24

  3.
  We read your response to comment 21 of our letter dated April 21, 2006. Please describe in greater detail the information that security holders may review and the "certain conditions" to such review contained in your operating agreement.

  3.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 33-34 of the Preliminary Proxy Statement.

Substantive Fairness, page 26

  4.
  We note your statement that "the limited market for our member units may make the sale of sufficient Class A member units difficult." It appears to the staff that the purchase and sale of Class A members units is substantially difficult and presents a significant impediment to holders opting to change which class of securities they will possess on a going forward basis. In addition, it appears that buyers and sellers may incur transaction fees in order to engage in such transactions. Please expand your disclosure to explain in greater detail what consideration the filing persons gave to the substantial difficulties associated with the purchase and sale of your securities and why each filing person believes this factor to weigh in favor of the substantive fairness of this transaction.

  4.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 28, 30-31 and 33 of the Preliminary Proxy Statement.

Effect on Trading of Class Member Units, page 39

  5.
  We note your response to comment 22 of our letter dated April 21, 2006. Please describe in greater detail how this exchange will be available to holders of Class A-1 units in light of the fact that the Class A-1 units will be restricted securities.

  5.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 38 of the Preliminary Proxy Statement.

Information Incorporated by Reference, page 69

  6.
  Please be advised that you are not permitted to incorporate by reference your current report on Form 8-K unless you deliver the incorporated material with your information statement, as you are not Form S-3 eligible. Please revise accordingly.

  6.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 67 of the Preliminary Proxy Statement.

        Please do not hesitate to call Dennis R. Wendte at (312) 984-3188 or me at (312) 984-3226 if you have any further questions or if we can be of further assistance.

Sincerely,
/s/ Sarah M. Bernstein Sarah M. Bernstein
SMB/bgx Enclosures

cc: Mr. Gary L. Kramer Dennis R. Wendte, Esq.